UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month

May 2004

Commission File Number

0-26636

ASIA PACIFIC RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               [  ]        No       [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Material Change Report for Press Release May 27, 2004

DESCRIPTION:

      Asia Pacific completes $10 million private placement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      ASIA PACIFIC RESOURCES LTD.

                                        (Registrant)

Date June 4, 2004

By:                               “Doris Meyer”

                                        (Signature)

                                                                                                                         Doris Meyer, Assistant Corporate Secretary

                                                                                                                                                  Asia Pacific Resources Ltd.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Asia Pacific Resources Ltd. (the “Corporation”)

Suite 405

555 Sixth Street

New Westminster, British Columbia

V3L 5H1

Item 2 Date of Material Change

May 26, 2004

Item 3 News Release

May 27, 2004

Item 4 Summary of Material Change

On May 27, 2004, the Corporation announced the completion of a private placement of 99,368,500 units (the “Units”) of the Corporation at a price of C$0.10 per Unit.  Each Unit consists of one common share and one common share purchase warrant of the Corporation.  Each warrant entitles the holder to acquire one common share of the Corporation at a price of C$0.125 from the date of issue until the earlier of the date which is (i) two years following the closing date and (ii) 10 business days following the deemed receipt by the holder of notice by the Corporation of the issuance of a mining license by the Thai authorities in connection with the Corporation’s properties relating to the Udon Thani Potash Concession.

The agents for the private placement were Paradigm Capital Inc., Haywood Securities Inc. and Orion Securities Inc., which were collectively paid a cash commission of C$695,579.50 (7% of the gross proceeds of the offering) and were issued 9,936,850 broker unit warrants each of which entitles the holder to purchase one Unit at a purchase price of C$0.115 per Unit until May 26, 2006.

The Corporation also announced that Olympus Capital Holdings Asia I, L.P., the Corporation’s largest shareholder, has converted its US$2,000,000 convertible loan to the Corporation, plus accrued interest, into 27,837,602 Units on the same terms as those of the private placement.

Item 5 Full Description of Material Change

A full description of the material change is contained in the press release, a copy of which is attached hereto as Schedule A.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Doris Meyer

Assistant Corporate Secretary

Asia Pacific Resources Ltd.

Telephone: (604) 516 0566

Item 9 Date of Report

June 3, 2004

ASIA PACIFIC RESOURCES LTD.

Per:                     “Doris Meyer”

Doris Meyer, Assistant Corporate Secretary

SCHEDULE A

News Release

Not for dissemination in the United States or for distribution or release through U.S. newswire services

Asia Pacific Resources Completes $10 Million Private Placement

(TORONTO, ON May 27, 2004) - Asia Pacific Resources Ltd. (the "Company") today announced that it has completed a C$9,936,850 private placement of 99,368,500 Asia Pacific Resources Ltd. units at a price of C$0.10 per unit. In addition, US$2 million convertible notes have been converted into 27,837,602 units.

Each unit of the private placement consists of one common share and one common share purchase warrant of the Company.  Each warrant entitles the holder to acquire one common share of the Company at a price of C$0.125 from the date of issue until the earlier of the date which is (i) two years following the closing date and (ii) 10 business days following the deemed receipt by the holder of notice by the Company of the issuance of a mining license by the Thai authorities in connection with the Company’s properties relating to the Udon Thani Potash Concession.

The Agents for the private placement were Paradigm Capital Inc., Haywood Securities Inc. and Orion Securities Inc.

The Company also announced that Olympus Capital Holdings Asia I, L.P. (“Olympus Capital”), the Company’s largest shareholder, has converted its US$2,000,000 convertible loan to the Company, plus accrued interest, into 27,837,602 units on the same terms as those of the private placement.

“As a result of the private placement and conversion of the Olympus Capital loan, Asia Pacific has increased its equity by approximately C$12.0 million and is debt free,” said John Bovard, Asia Pacific Resources’ President and CEO. “The exercise of all the warrants could bring up to C$18.3 million of additional equity to the Company.

“The offering was completed notwithstanding very difficult capital markets. We are pleased by this clear demonstration of support from the investment community as well as Olympus Capital, confirming investors’ confidence in the successful development of the Udon Potash project. The proceeds of the financing will be used to obtain the Udon mining license and for general working capital,” concluded Mr. Bovard.

Asia Pacific Resources Ltd. shares are traded on the Toronto and Frankfurt stock exchanges under the symbol APQ, and on the OTCBB under the symbol APQCF.

The information provided in this news release may contain forward looking statements within the meaning of the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on Asia Pacific Resources' current expectations and beliefs and are subject to a number of risks and uncertainties that can cause actual results to differ materially from those described in forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Forbes West – 888-655-5532

forbes@sherbournegroup.ca